 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

FSP GALLERIA NORTH CORP.
(Name of Subject Company)

MACKENZIE FLAGSHIP FUND 15, LLC, MACKENZIE BLUE RIDGE FUND III, LP, MPF FLAGSHIP FUND 14, LLC, MPF BLUE RIDGE I, LLC, MPF OPPORTUNITY FUND, LP, MPF FLAGSHIP FUND 13, LLC, MPF FLAGSHIP FUND 10, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MPF DEWAAY PREMIER FUND 3, LLC, MPF BLUE RIDGE FUND II, LLC, MPF SENIOR NOTE PROGRAM II, LP, MPF FLAGSHIP FUND 11, LLC; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
SHARES OF PREFERRED STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$4,060,000	$522.93

*	For purposes of calculating the filing fee only. Assumes the purchase of 58 Shares at a purchase price equal to $70,000 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $522.93
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Capital Management, LP
Date Filed: May 7, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MacKenzie Flagship Fund 15, LLC, MacKenzie Blue Ridge Fund III, LP, MPF Flagship Fund 14, LLC, MPF Blue Ridge I, LLC, MPF Opportunity Fund, LP, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program II, LP, MPF Flagship Fund 11, LLC (collectively the “Purchasers”) to purchase up to 58 shares of preferred stock (the “Shares”)  in FSP Galleria North Corp. (the “Corporation”), the subject company, at a purchase price equal to $70,000 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated May 5, 2014 (the “Offer Date”) and the related Assignment Form.

This Amendment extends the Expiration Date to June 6, 2014.  The Purchasers inadvertently filed the Tender Offer Statement on May 5, 2014 with incorrect EDGAR codes, so that the filing did not show up under the Corporation’s EDGAR filings.  The materials were disseminated to shareholders on May 5, 2014, but to be sure that there is a minimum of 20 business days from the EDGAR filing until the Expiration Date, the Purchasers have extended the Offer for 4 days.  As of the date hereof, no Shares have been tendered by Shareholders (the Offer was just mailed 2 days prior to this amendment).

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated May 5, 2014*

(a)(2)	Assignment Form*

(a)(3)	Form of Letter to Shareholders dated May 5, 2014*

(a)(4)	Public Announcement

•	Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on May 7, 2014

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           May 7, 2014

MacKenzie Flagship Fund 15, LLC, MacKenzie Blue Ridge Fund III, LP, MPF Flagship Fund 14, LLC, MPF Blue Ridge I, LLC, MPF Opportunity Fund, LP, MPF Flagship Fund 13, LLC, MPF Flagship Fund 10, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program II, LP, MPF Flagship Fund 11, LLC

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director